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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period February 2005   File No. 001-32267

<u>Desert Sun Mining Corp.</u>
(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5
(Address of principal executive offices)

1. News Release dated February 23, 2005
2. News Release dated March 2, 2005
3. News Release dated March 3, 2005
4. News Release dated March 4, 2005
5. News Release dated March 4, 2005 (2)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No .XXX.**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**DESERT SUN MINING ADDS DEVELOPMENT PROJECT MANAGER
FLAVIO LAMBERTI TO THE JACOBINA MINE TEAM IN BRAZIL**

TORONTO, ON. Desert Sun Mining Corp. **(TSX:DSM, AMEX:DEZ)** announced today that experienced mining engineer, Flavio Lamberti, has joined the Jacobina mine team in Brazil. Mr. Lamberti will be responsible for evaluating and undertaking internal feasibility studies on Desert Sun Mining's growing number of development projects including Morro de Vento, the Canavieiras Mine, Serra de C6rrego, and Morro do Vento Extension (Basal/Main reef) areas.

"Mr. Lamberti's experience and expertise gained from development and mine projects with Yamana Resources and Dow Brasil Nordeste Ltda. in Brazil will expedite the evaluation of our next mine development projects," commented Peter Tagliamonti, P.Eng. VP Operations and COO. "We expect to have our internal evaluations of these projects completed in the second quarter of 2005 and be prepared to move forward with the development as quickly as possible to expand production."

Mr. Flavio Lamberti is a graduate of the Universidade Federal de Ouro Preto, a well known mining engineering school in Brazil, and has 15 years' diverse mining engineering experience. Most recently, he was the Project Manager – Mining for Yamana Resources in Brazil. From 1998 to 2004 Mr. Lamberti was Improvement and Plant Run Engineer for Dow Brasil Nordeste Ltda. (The Dow Chemical Company) responsible for all activities in a Brine Solution Mine. He has direct experience at Jacobina, having worked there as a mine and planning engineer from 1993 to 1998. Prior to that time, Mr Lamberti worked for De Beers Consolidated Mines in South Africa for three years.

Desert Sun is currently at an advanced stage of evaluating both the underground and open pit potential of the Morro do Vento zone and is expected to make a decision on the direction of this project by the second quarter of 2005.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. (www.desertsunmining.com).

-End-

Contact:
Naomi Nemeth
Manager, Investor Relations
Desert Sun Mining Corp.
416-861-5901 or 1-866-477-0077

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

For Further Information Contact:
Naomi Nemeth
416-861-5901
1-866-477-0077

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release 04 – 2005

TORONTO STOCK EXCHANGE SYMBOL: DSM
AMERICAN STOCK EXCHANGE SYMBOL: DEZ

March 2, 2005

JACOBINA GOLD MINE NEARS COMPLETION – FIRST GOLD POUR SCHEDULED FOR APRIL
Desert Sun also provides an Exploration Update

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) continues to make significant progress toward gold production from the Jacobina Mine and is pleased to report that the first gold pour is scheduled for April 2005. Desert Sun is on track to complete the project on schedule and on budget and to produce gold at a steady state of 100,000 ounces per year in the third quarter of 2005.

The reactivation of the Jacobina Mine continues at a rapid pace with the processing plant construction and automation essentially complete. The crushing plant, ball mill and CIP (carbon-in-pulp) circuit are all operational. Low grade ore from previous mining was fed into the plant beginning in January and 18,000 tonnes have been processed so far. Processing of development ore, of which approximately 71,000 tonnes had been stockpiled to the end of February, will begin in early March.

"The success we have achieved in reaching our milestones has put us on schedule for a gold pour in April," commented Bruce Humphrey, President and CEO of Desert Sun Mining. "This is a testament to the skill and expertise of the <u>individuals</u> who are dedicated to this project and have been driving it forward."

Progress to date on the processing plant and mine include:
- The conveyor and pumping systems are operational
- New leach tanks have been erected and have completed hydraulic testing
- Gold refinery electrowinning equipment is in place
- The refinery's induction furnace has arrived on site and is currently being installed
- Compressors and back-up generators are commissioned
- The tailing facility is complete
- The assay laboratory is complete and currently in use
- Mining equipment required for start-up is on site
- The remaining fleet of required haulage trucks will be delivered during the second quarter of 2005
- Simba long-hole drills are now operational underground with Desert Sun crews and Atlas Copco trainers
- Ramp development is underway and making excellent progress
- The mine ventilation system and compressor plant are operational
- The new repair shop and mine offices are in use
- Desert Sun has completed over 7,000 hours of staff training on mine equipment and safety procedures and has maintained an excellent safety record

The newly-formed Mine Project Group is preparing budgets for advancing the exploration and development in the Jacobina South Extension, Morro do Vento, Canavieiras, Serra do Córrego and the Morro do Vento Extension. This is anticipated to encompass expenditures of approximately US$5 million in addition to the previously reported exploration program of US$5 million (Desert Sun press release dated January 19, 2005).

Exploration Update

Desert Sun has initiated a major exploration program for 2005, which will include at least 25,000 metres of diamond drilling. This program will focus on further exploring and developing major targets in the Jacobina Mine area as well as significantly expanding the exploration work in the northern area of the Bahia Gold Belt, especially at Pindobaqu. Results of exploration work, including drilling, will continue to be released on a regular basis as results become available.

Work in progress on exploration is as follows:

- One surface drill is testing the downdip and on-strike extension of the Basal/Main Reefs in the Morro do Vento Extension. Hole MCZ-83 drilled in 2004 **intersected 4.94 grams gold per tonne (g Au/t) over a true width of 12.6m** in the Main Reef in this area.
- Underground services are being installed to enable underground drilling in the Morro do Vento Extension to test the possibility that the Main Reef, intersected in Hole MCZ-83, may extend to shallower levels near the old mine workings.
- At Canavieiras, underground services are being installed and an 80 metre long crosscut is being driven to enable underground drilling to test the southeastern and southern extensions of the Piritoso/Liberino Reefs that were previously mined and the MU/LU Reefs below the old workings. The mine is also being completely re-surveyed.
- In the Northern area, one track-mounted diamond drill, shortly to be joined by a second surface drill rig, is following up on excellent intersections at Pindobacu 50 km north of Jacobina including **5.46 g Au/t over a true width of 21.9m in Hole PB-2.**
- Fugro-LASA-Geomag has been contracted to complete a 50 line-kilometre induced polarization geophysical survey in the Pindobaqu-Fumaga , area. A detailed soil geochemical survey and detailed geological mapping is also in progress to cover the entire 15 km strike length of the target zone.
- Dr. Paul Karpeta, an expert on Precambrian conglomerate-hosted gold deposits with extensive experience in the Witwatersrand, South Africa and at Tarkwa, Ghana, has been contracted to complete a study of the Jacobina basin to identify additional entry points outside the mine area where conglomerates would have been deposited.

Dr. Bill Pearson, P.Geo. is the Qualified Person, as defined under National Instrument 43-101, responsible for the scientific and technical work on the program. Peter Tagliamonti, P.Eng. is the Qualified Person, as defined under National Instrument 43-101, responsible for all engineering and mining reserve estimates and has been on-site throughout the mine re-development since April 2004.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. The mine is scheduled to re-start operations in April of 2005 with proven and probable mineral reserves of 10,746,000 tonnes at 2.2g Au/t containing 758,000 ounces of gold. As a result of the Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes @ 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,000,000 tonnes @ 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun's website at www.desertsunmining.com.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

For Further Information Contact:
Naomi Nemeth
416-861-5901
1-866-477-0077

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release 05 – 2005

TORONTO STOCK EXCHANGE SYMBOL: DSM
AMERICAN STOCK EXCHANGE SYMBOL: DEZ

March 3, 2005

DESERT SUN INCREASES JACOBINA GOLD MINE RESERVES TO NEARLY 1 MILLION OUNCES

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) has completed a mineral reserve estimate for its Jacobina Mine – Joao Belo Zone – based on the latest Measured and Indicated mineral resource estimates released on December 15, 2004. Mineral reserves in the Joao Belo zone as estimated in the SNC Feasibility study of September 2003 were 7,471,000 tonnes at 2.10 g Au/t containing 504,000 ounces of gold.

Proven and probable mineral reserves in the Joao Belo zone are now 11,102,000 tonnes grading 2.04 g Au/t containing 727,000 ounces, an increase of 44% in contained ounces. Total Proven and Probable mineral reserves in all zones at Jacobina, which previously were 10,746,000 tonnes at 2.20 g Au/t containing 758,000 ounces of gold, are now **14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold** as summarized in Table 1 below. The conversion rate of the new indicated resource to mineral reserve is about 75% which is comparable to the historical experience at the mine and to the conversion rate of the SNC Lavalin feasibility study.

This new reserve is now being used in the Jacobina Mine development plan and increases mine life by over two years. The other major zones – Morro do Vento, Morro do Vento Extension (Basal/Main Reef), Canavieiras and Serra do C6rrego – will have updated and/or new mineral reserves estimated as mine planning/feasibility studies for each area are completed. **The total Measured and Indicated mineral resource at Jacobina for all zones is 24,800,000 tonnes grading 2.53 g Au/t containing 2,050,000 ounces of gold** (see press release December 15, 2004).

 "The 44% increase to 727,000 ounces from the original estimate of 504,000 ounces in Proven and Probable reserves for the Jacobina Mine – Joao Belo Zone – allows us to extend the mine life of our primary ore zone," commented Peter Tagliamonte, Vice President, Operations and Chief Operating Officer. "Our expectations are that, as the Mine Project Team works through the other zones included in the Measured and Indicated resources, we will see further significant increases in reserves."

The Measured and Indicated resource estimate upon which these new reserve estimates are based was reviewed and confirmed by Terry Hennessey, P.Geo. of Micon International. Mr. Hennessey, who is an independent qualified person as defined under National Instrument 43-101 as reported in the press release dated December 15, 2004. The resource estimation methodology and classification used is the same as outlined in the August 2003 report by Mr. Hennessey filed on SEDAR. The mineral reserve estimate was completed by the Desert Sun Mining group at Jacobina under the direction of Mr. Tagliamonte, P.Eng. who is a Qualified Person, as defined by National Instrument 43-101.

Key parameters for the mineral reserve estimate as set out in Table 1 below are as follows:

- Mineral resources and reserves were estimated using the polygonal method on vertical longitudinal sections
- Dilution is 1 metre on the hanging wall and 1 metre on the footwall at grades indicated by diamond drilling
- Mining recovery rate is 80%

- High assay cutting factor is 30 grams gold per tonne
- Specific gravity is 2.6 based on tests completed for the SNC Lavalin feasibility study
- Block cut-off grade is 1.33 grams gold per tonne
- Gold price is US$350 per ounce
- Desert Sun has all operating permits in place for production

Area	Proven		Probable		Proven & Probable		
	Tonnes	**g Au/t**	**Tonnes**	**g Au/t**	**Tonnes**	**g Au/t**	**Ounces Gold Contained**
Joao Belo*	1,955,000	2.02	9,147,000	2.04	11,102,000	2.04	**727,000**
Basal Reef**	Nil	Nil	2,304,000	2.51	2,304,000	2.51	**186,000**
Serra do C6rrego**	Nil	Nil	972,000	2.14	972,000	2.14	**67,000**
Total	**1,955,000**	**2.02**	**12,423,000**	**2.14**	**14,378,000**	**2.12**	**980,000**

Table 1: Estimated mineral reserves as of March 1, 2005 +

+ Mineral reserves have been classified in accordance with CIM standards under NI 43-101

* Desert Sun Mining internal reserve estimation March 1, 2005 following procedures outlined in SNC Lavalin feasibility study. ** As per original Dynatec mineral reserve estimation September 2003 in the SNC Lavalin feasibility study

Assaying for the drilling program, which defined the new Indicated mineral resources, was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Personas defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. The mine is scheduled to re-start operations in April of 2005 with proven and probable mineral reserves of 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of the Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
Naomi Nemeth
416-861-5901
1-866-477-0077

TORONTO STOCK EXCHANGE SYMBOL: DSM
AMERICAN STOCK EXCHANGE SYMBOL: DEZ

March 4, 2005

DESERT SUN MINING CORP. ANNOUNCES $20 MILLION FINANCING

DESERT SUN MINING CORP. (TSX: DSM; AMEX: DEZ) announced today that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and including CIBC World Markets Inc, Salman Partners Inc., Canaccord Capital Corporation, First Associates Investments Inc., Haywood Securities Inc. and Pacific International Securities Inc. pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 8,583,691 units at a price of $2.33 per unit for aggregate gross proceeds of $20,000,000. The underwriters have the option to purchase an additional 2,145,923 units at the issue price for additional gross proceeds to Desert Sun of $5,000,000 at any time prior to the closing of the offering. Each unit will consist of one common share and one-quarter of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. Proceeds from the offering will be used to fund expansion of exploration program in Pindabacu, Morro do Vento, Canavieras and Jacobina, as well as finance pre-feasibility and other development work at Morro do Vento and Canavieras.

Desert Sun anticipates filing a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada on or about March 8, 2005. The offering is subject to normal regulatory approvals. It is anticipated that closing of the offering will occur on or about March 22, 2005.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange (www.desertsunmining.com).

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward looking statements".

**NOT FOR DISTRIBUTION IN THE UNITED STATES
OR THROUGH U.S. NEWSWIRE SERVICES**

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release 06 – 2005

TORONTO STOCK EXCHANGE SYMBOL: DSM
AMERICAN STOCK EXCHANGE SYMBOL: DEZ

For Further Information Contact:
Naomi Nemeth
416-861-5901
1-866-477-0077

March 4, 2005

DESERT SUN MINING ENTERS INTO CURRENCY

PROTECTION AGREEMENT

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) has entered into an agreement with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month beginning January 1, 2006 at an exchange rate averaging 3.00 for the year. This equates to approximately 60% of the Jacobina Mine capital and operating budgets and the rate is in line with the exchange rate assumed in the 2003 feasibility study.

"We have entered into this agreement to mitigate currency risk over the long term," commented Bruce Humphrey, Desert Sun's President and Chief Executive Officer. "We will continue to monitor the Real's performance and are prepared to conclude further contracts if required."

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. The mine is scheduled to re-start operations in April of 2005 with proven and probable mineral reserves of 14,378,000 tonnes @ 2.12 g Au/t containing 980,000 ounces of gold. As a result of the Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes @ 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,000,000 tonnes @ 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

NOT FOR DISTRIBUTION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Desert Sun Mining Corp.</u>
(Registrant)

Dated: May 26, 2005   **Signed: <u>/s/ Tony Wonnacott</u>**
                                                          Tony Wonnacott,
                                                          Corporate Secretary